

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2015

Thomas V. Shockley III
Chief Executive Officer
El Paso Electric Company
Stanton Tower
100 North Stanton
El Paso, TX 79901

> **Re:** **El Paso Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated July 13, 2015**
> **File No. 001-14206**

Dear Mr. Shockley:

We have reviewed your July 13, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Summary of Significant Accounting Policies

Asset Retirement Obligations, page 52

1. We note your response to comment 3. Please tell us whether the cumulative amounts you charged to customers related to Palo Verde decommissioning costs were different from the period costs recognized in accordance with ASC 410-20 related to that obligation. If so, please tell us the amount of the difference as of December 31, 2013 and 2014, and

explain in detail your basis under U.S. GAAP for not recognizing the timing difference in your financial statements citing relevant literature. Refer to ASC 980-410-25.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief